BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

07024787

Our Ref : BS(2007)139(JL)

15 June 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2007 JUN 28 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the announcement on resignation of Non-executive Director issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 15 June 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

6/29

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

South China Morning Post

Date : 15 June 2007

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

1917 – 2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

ANNOUNCEMENT

Resignation of Non-executive Director

The Board announces that Mr. Hua Qingshan (華慶山) has resigned as a Non-executive Director of the Company and the Bank, both with effect from 15 June 2007.

The Board of Directors of the Company (the "Board") hereby announces that due to changes in work posting, Mr. Hua Qingshan (華慶山) has resigned as a Non-executive Director of the Company and Bank of China (Hong Kong) Limited (the "Bank"), the principal operating subsidiary of the Company, both with effect from 15 June 2007. Mr. Hua has confirmed that he has no disagreement with the Board and that there are no matters with respect to his resignation that need to be brought to the attention of the Company's shareholders. Mr. Hua has been with the BOC Hong Kong Group since its merger and restructuring in 2001. The Board is grateful to Mr. Hua for his contribution to the BOC Hong Kong Group during his tenure of office.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 15 June 2007

As at the date hereof, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2007)143(JL)

22 June 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following documents filed with the Companies Registry by BOC Hong Kong (Holdings) Limited in Hong Kong for your attention:

1. Form D2A reporting the resignation of Mr. Hua Qingshan as a Director on 15 June 2007;
2. Form AC2 for the year ended 31 December 2006; and
3. Annual Return made up to 23 May 2007.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

SC0018(2006.01 1,000)YKE

CR
公司註冊處
Companies Registry

秘書及董事更改通知書(委任/離任)
Notification of Change of Secretary and Director (Appointment/Cessation)

(公司條例第158(4)及(4A)條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form D2A

公司編號 Company Number: 770009

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

1 公司名稱 Company Name

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

2 更改詳情 Details of Change

A. 離任秘書/董事的資料 Particulars of Secretary/Director Ceasing to Act

(如涉及超過一名秘書/董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary/director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

個人秘書/董事的姓名 Name of Individual Secretary/Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
華慶山	Hua	Qingshan

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
(Nil)	S.0326693

或 OR

(註 Note 9) 法人團體秘書/董事的中文及英文名稱
Chinese and English Names of Corporate Secretary/Director

離任原因 Reason for Cessation: ☑ 辭職/其他 Resignation/Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
15	06	2007

(註 Note 11) 請述明上述離任董事/候補董事在離任日期後，是否繼續擔任公司的候補董事/董事職位
Please indicate whether the Director/Alternate Director ceasing to act will continue to hold office as Alternate Director/Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) 提交人的資料 Presentor's Reference

姓名 Name: BOC Hong Kong (Holdings) Limited

地址 Address: 52nd Floor, Bank of China Tower,
No.1 Garden Road,
Hong Kong

電話 Tel: 2846 2700 傳真 Fax: 2810 5830

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文姓名 Name in Chinese

英文姓名 Name in English

姓氏 Surname | 名字 Other Names

前用姓名 Previous Names

別名 Alias

(註 Note 13) 住址 Residential Address

國家 Country

(註 Note 14) 電郵地址 E-mail Address

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country | 號碼 Number

委任日期 Date of Appointment

日 DD | 月 MM | 年 YYYY

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

表格 Form **D2A**

公司編號 Company Number: 770009

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) C 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)

(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD 月 MM 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes

☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes (Nil) Continuation Sheet(s) A, (Nil) Continuation Sheet(s) B and (Nil) Continuation Sheet(s) C.

簽署 Signed :

姓名 Name : Jason C.W. Yeung

~~董事 Director~~／秘書 Secretary *

日期 Date : 20 June 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

持有非附屬公司股份的資料陳述書
Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 770009

1 公司名稱 Company Name

BOC Hong Kong (Holdings) Limited
中銀香港（控股）有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	12	2006

本陳述書包括 ____ 頁附表。

This Statement includes 1 page(s) of Schedule.

簽署 Signed :

姓名 Name : Jason C.W. Yeung
~~董事 Director~~／秘書 Secretary *

日期 Date : 20 June 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: BOC Hong Kong (Holdings) Limited

地址 Address: 52nd Floor, Bank of China Tower,
No. 1 Garden Road,
Hong Kong

電話 Tel: 2846 2700 傳真 Fax: 28105830

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

表格 Form **AC2**

(附表一 Schedule 1)

公司編號 Company Number

770009

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
CJM Insurance Brokers Limited	Hong Kong	Ordinary	33%
EPS Company (Hong Kong) Limited	Hong Kong	Ordinary	20%
Joint Electronic Teller Services Limited	Hong Kong	'A' Ordinary 'B' Ordinary	20% 5%
Trilease International Limited (completed winding up procedures on 8 April 2007)	Hong Kong	Ordinary	40%
Harbin Guo Ying Real Estate Development Company Limited	PRC	Registered Capital	30%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

周年申報表
Annual Return

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 770009

1 公司名稱 Company Name

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
23	05	2007

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

52nd Floor, Bank of China Tower, No.1 Garden Road, Hong Kong

Note 10) **6 電郵地址 E-mail Address**

Nil

Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: BOC Hong Kong (Holdings) Limited

地址 Address: 52nd Floor, Bank of China Tower,
No.1 Garden Road,
Hong Kong

電話 Tel: 2846 2700 傳真 Fax: 2810 5830

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

註 Note 11)

8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: N/A

註 Note 12)

9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 **Total** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) **Total** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HK$100,000,000,000.00	10,572,780,266	HK$5.00	HK$52,863,901,330.00	HK$52,863,901,330.00
總值 Total	HK$100,000,000,000.00	10,572,780,266		HK$52,863,901,330.00	HK$52,863,901,330.00

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立為法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
Please refer to the attached CD-ROM for list of shareholders from 27 May 2006 (the day following the date of the last Annual Return) to 23 May 2007 (date of this return).					
	總數 Total				

770009

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	楊志威	
英文姓名 Name in English	Yeung	Jason Chi Wai
	姓氏 Surname	名字 Other Names
前用姓名 Previous Names	N/A	
別名 Alias	N/A	
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat 20A, Block 2, The Grand Panorama, 10 Robinson Road, Hong Kong	
(註 Note 15) 電郵地址 E-mail Address	Nil	

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	E627619(2)	
b 海外護照 Overseas Passport	N/A	N/A
	簽發國家 Issuing Country	號碼 Number

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

770009

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese	肖鋼
前用姓名 Previous Names	N/A
別名 Alias	N/A

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Xiao	Gang

(註 Note 20) 住址 Residential Address

Address	國家 Country
10-1-201, Feng Hui Yuan, Xi Cheng District, Beijing	The People's Republilc of China

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
The People's Republic of China	D90007833

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese	孫昌基
英文姓名 Name in English — 姓氏 Surname	Sun
名字 Other Names	Changji
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 20) 住址 Residential Address	2-2-602, Tai Pu Si ST33, Xi Cheng District, Beijing
國家 Country	The People's Republic of China
(註 Note 21) 電郵地址 E-mail Address	Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	N/A
b 海外護照 Overseas Passport — 簽發國家 Issuing Country	The People's Republic of China
號碼 Number	S90050771

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

770009

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

770009

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese	
英文姓名 Name in English	姓氏 Surname / 名字 Other Names
前用姓名 Previous Names	
別名 Alias	
(註 Note 20) 住址 Residential Address	國家 Country
(註 Note 21) 電郵地址 E-mail Address	

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	
b 海外護照 Overseas Passport	簽發國家 Issuing Country / 號碼 Number

Form AR1

770009

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	Computershare Hong Kong Investor Services Limited 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY		日 DD	月 MM	年 YYYY
01	01	2006	至 To	31	12	2006

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立為法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。

This Return includes (Nil) **Continuation Sheet(s) A,** (Nil) **Continuation Sheet(s) B,** 11 **Continuation Sheet(s) C and** (Nil) **Continuation Sheet(s) D.**

簽署 Signed :

姓名 Name : Jason C.W. Yeung
~~董事 Director~~ / 秘書 Secretary *

日期 Date : 20 June 2007
日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

23	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

770009

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 和廣北

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
He	Guangbei

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

1947, Tower 7, Hong Kong Parkview, 88 Tai Tam Reservior Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R194727(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

Form AR1

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
23	05	2007

公司編號 Company Number: 770009

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director
代替 Alternate to: N/A

中文姓名 Name in Chinese: 華慶山

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Hua	Qingshan

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 2-5-401, Tai Pu Si ST33, Xi Cheng District, Beijing
國家 Country: The People's Republic of China

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
The People's Republic of China	S.0326693

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return		
23	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 770009

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: N/A

中文姓名 Name in Chinese: 李早航

英文姓名 Name in English	
Li	Zaohang
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 4-3-401, Feng Hui Yuan, Xi Cheng District, Beijing — 國家 Country: The People's Republic of China

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
The People's Republic of China	S90018229

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return

23	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 770009

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 周載群

英文姓名 Name in English

Zhou	Zaiqun
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 10-1-301, Feng Hui Yuan, Xi Cheng District, Beijing

國家 Country: The People's Republic of China

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

The People's Republic of China	P.5437269
簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form ARA

本申報表日期 Date of Return		
23	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 770009

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: N/A

中文姓名 Name in Chinese: 張燕玲

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Zhang	Yanling

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 2-2-602, Tai Pu Si ST33, Xi Cheng District, Beijing — 國家 Country: The People's Republic of China

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport:

簽發國家 Issuing Country	號碼 Number
The People's Republic of China	S90104609

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return		
23	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 770009

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 馮國經

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Fung	Kwok King Victor

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 32A, The Harbourview, 11 Magazine Gap Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B928347(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return		
23	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 770009

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese	高銘勝
英文姓名 Name in English — 姓氏 Surname	Koh
英文姓名 Name in English — 名字 Other Names	Beng Seng Francis
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 20) 住址 Residential Address	1A Surrey Road, #09-00 Star Mansion, Singapore 307741
國家 Country	Singapore
(註 Note 21) 電郵地址 E-mail Address	Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	N/A
b 海外護照 Overseas Passport — 簽發國家 Issuing Country	Singapore
b 海外護照 Overseas Passport — 號碼 Number	S0148910J

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
23	05	2007

公司編號 Company Number: 770009

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 高銘勝

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Koh	Beng Seng Francis

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

1A Surrey Road, #09-00 Star Mansion, Singapore 307741

國家 Country: Singapore

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Singapore	S0148910J

Form AR1

本申報表日期 Date of Return

23	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

770009

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 單偉健

英文姓名 Name in English

Shan	Weijian
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Flat 24-A, Tower III, No. 37 Repulse Bay Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P290743(0)

b 海外護照 Overseas Passport

N/A	N/A
簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return		
23	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 770009

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 董建成

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tung	Chee Chen

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:

Address	國家 Country
House 15, Strawberry Hill, 8 Plunkett's Road, The Peak, Hong Kong	N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A951930(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

Form AR1

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
23	05	2007

公司編號 Company Number: 770009

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 童偉鶴

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Tung	Wai-Hok Savio

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 5 Gate House Road, Scarsdale, NY 10583

國家 Country: U.S.A.

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
U.S.A.	018002540

本申報表日期 **Date of Return**

23	05	2007
日 DD	月 MM	年 YYYY

公司編號 **Company Number**

770009

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 **Name in Chinese**: 楊曹文梅

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
Yang	Linda Tsao

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**

Address	國家 Country
1619 Holly Lane, Davis, California 95616	U.S.A.

(註 Note 21) 電郵地址 **E-mail Address**: Nil

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
U.S.A.	311499228

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return		
23	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 770009

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 楊曹文梅

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Yang	Linda Tsao

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 1619 Holly Lane, Davis, California 95616

國家 Country: U.S.A.

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
U.S.A.	311499228

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

BOC Hong Kong (Holding) Limited (CR No.: 770009)
List of Shareholders for the Annual Return
made up to 23 May 2007

CERTIFIED TRUE COPY

[signature]

Jason C.W. Yeung
Company Secretary


COMPACT
disc
Recordable



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

1917 - 2007
COMMITTED TO BUILDING A BETTER TOMORROW

Committed to Building a Better Tomorrow

Achieving Growth, Quality and Excellence

BOC Hong Kong (Holding) Limited (CR No.: 770009)
2006 Annual Report

CERTIFIED TRUE COPY

Jason C.W. Yeung
Company Secretary

Annual Report 2006

END

Stock Code: 2388